UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                  SCHEDULE 13G
                                  ------------
                    Under the Securities Exchange Act of 1934

                                HESKA CORPORATION
                                -----------------
                                (Name of Issuer)

                  Heska Corporation Common Stock ("HSKA Stock")
                                 $.001 par value
                                 ---------------
                         (Title of Class of Securities)

                          42805E 10 8          (HSKA Stock)
                     --------------------------------------
                                 (CUSIP Number)

                                  July 30, 1998
                            ------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule  13d-1(b)
----
  X  Rule  13d-1(c)
----
     Rule  13d-1(d)
----

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS, WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP  No.       42805E  10  8
            -----------------------

1.   NAMES  OF  REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY).

     Ralston  Purina  Company  ("Ralston")
     I.R.S.  Identification  No.  43-0470580
------------------------------------------------------------------------------
2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)  [x]  (See  Item  2)
-----------------------------------------------------------------------------

3.   SEC  USE  ONLY:

-----------------------------------------------------------------------------
4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

     Missouri
----------------------------------------------------------------------------

Number  of          5.  SOLE  VOTING  POWER
Shares  Bene-
ficially  Owned         1,165,592 shares (additional 1,165,592 shares which may
by  Each  Reporting     be acquired upon exercise of warrants do not have voting
Person  With:           rights  until  issued  upon  exercise)

                    ------------------------------------------------------------
                    6.  SHARED  VOTING  POWER

                        -0-

                    ------------------------------------------------------------

                    7.  SOLE  DISPOSITIVE  POWER:

                        2,331,184 (additional 1,165,592 shares which may be acquired upon exercise of warrants)

                    -----------------------------------------------------------

                    8.  SHARED  DISPOSITIVE  POWER:

                        -0-

                    -----------------------------------------------------------

                    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON:

                         2,331,184 (additional 1,165,592 shares which may be acquired upon exercise of warrants)
                   -----------------------------------------------------------
                   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                         Not  applicable.
                   -----------------------------------------------------------
                   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                         8.83%
                   -----------------------------------------------------------

                   12.   TYPE  OF  REPORTING  PERSON:

                         CO
                   ------------------------------------------------------------

SCHEDULE  13G
-------------
ITEM 1.

(a)  Name  of  Issuer:    Heska  Corporation

(b)  Address  of  Issuer's  Principal  Executive  Offices:
     1825  Sharp  Point  Drive,  Fort  Collins,  CO  80525

ITEM 2.

(a)  Name of Person Filing:  Ralston

(b)  Address of Principal Business Office or, if none, Residence:
     Checkerboard Square, St. Louis, MO 63164

(c)  Citizenship:  See responses to Item 4 on Cover Sheet.

(d)  Title of Class of Securities:  Heska  Common  Stock.

(e)  CUSIP Number:  42805E  10  8  (HSKA  Stock).

ITEM  3.  IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR
          240.13D-2(B)  OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)       Broker or dealer registered under Section 15
    ----  of the Act (15 U.S.C.78o):

(b)       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c):
    ----

(c) Insurance Company as defined in section 3(a)(19) of the Act (15 ---- U.S.C. 78c):

(d) Investment Company registered under section 8 of the Investment ---- Company Act of 1940 (15 U.S.C. 80a-8):

(e)       An investment adviser in accordance with  240.13d-1(b)(1)(ii)(F):
    ----

(f) An employee benefit plan or endowment fund in accordance with ---- 240.13d- 1(b)(1)(ii)(G):

(g) A parent holding company or control person in accordance with ---- 240.13d-1(b)(ii)(G):

(h)       A savings association as defined in Section 3(b) of the Federal
    ---   Deposit Insurance Act (12  U.S.C.  1813):

(i)       A church plan this is excluded from the definition of an investment
    --- company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)       Group,  in  accordance  with    240.13d-1(b)(1)(ii)(J):
    ----

          Not  Applicable.

ITEM  4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount Beneficially Owned:     2,331,184 (including 1,165,592
           shares  which  may  be  acquired  upon  exercise  of  warrants)

     (b)   Percent  of  Class:            8.83%

     (c)   Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote: 1,165,592 (additional 1,165,592 shares which may be acquired upon exercise of warrants do not have voting rights until issued upon exercise)
          (ii)    Shared  power  to  vote  or  to  direct  the  vote:  0
         (iii)    Sole power to dispose or to direct the disposition of:
                  2,331,184 (including 1,165,592 shares which may be acquired upon exercise of warrants)
          (iv)    Shared power to dispose or to direct the disposition of:  0

ITEM  5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

     Not  Applicable.

ITEM  6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not  applicable.

ITEM  7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE  SECURITY  BEING  REPORTED  ON  BY  THE  PARENT  HOLDING  COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not  applicable.

ITEM  8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not  applicable.

ITEM  9.    NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not  applicable.

ITEM  10.    CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       August 4, 1998
                                ------------------------------
                                           Date

                                    /s/  James  M.  Neville
                               -------------------------------
                                        Signature

                                       James  M.  Neville
                              Vice  President  and  General  Counsel
                             ----------------------------------------
                                           Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other that an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.